FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Yes      No x
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      Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of Conditional Options granted under GlaxoSmithKline Share Option Plan

This notification sets out information relating to the vesting of share options granted in 2009 under the GlaxoSmithKline Share Option Plan (SOP).

On 17 February 2009, share options were granted under the SOP to Executive Directors and Persons Discharging Managerial Responsibility (PDMR) at an option price of £11.77, or US $33.42 in the case of an American Depositary Share (ADS). The vesting of options was subject to an EPS performance condition.

The performance period for 50% of the options granted in 2009 to Executive Directors and PDMRs commenced on 1 January 2009 and ended on 31 December 2011. As announced last year, these options lapsed in full on 17 February 2012. The remaining 50% of the 2009 option grant was subject to meeting the performance condition over a four-year performance period which commenced on 1 January 2009 and ended on 31 December 2012.

The Company did not achieve the EPS performance condition at the end of the four-year performance period to 31 December 2012 and therefore the Remuneration Committee has confirmed that the options conditionally granted to the participants listed below lapsed in full on 1 March 2013.

	Number of lapsed options over Ordinary Shares/ADS
	Ordinary Shares	ADS
Dr M Slaoui*		79,375
Mr S Bicknell	25,250
Ms D Connelly		88,750
Mr M Dunoyer	46,250
Mr A Hussain	88,750
Mr W Louv		28,750
Mr D Redfern	35,000
Ms C Thomas	46,250
Mr D Troy		44,375
                      * Denotes an Executive Director

The Company, Executive Directors and PDMRs were advised of these transactions on 4 March 2013.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc